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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: February 4, 2003            By: /s/ Scott Ewart
                                      ------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                                                                         [LOGO]


                        AT&T CANADA CALLS FOR REMOVAL OF
                FOREIGN INVESTMENT RESTRICTIONS IN TELECOM SECTOR

       SAYS CURRENT RESTRICTIONS LIMIT INNOVATION AND CHOICE FOR CANADIANS

ASKS FOR THE SAME INVESTMENT CLIMATE THAT HAS BEEN PROVIDED TO OTHER INDUSTRIES

             URGES CANADA TO BE PROACTIVE, NOT PROTECTIVE IN OUTLOOK

TORONTO, FEBRUARY 3, 2003 - AT&T Canada, the country's largest competitor to the incumbent telephone companies, today called for the removal of restrictions on foreign investment in Canada's telecommunications sector.

During his appearance today before the House of Commons Standing Committee on Industry, Science and Technology, John McLennan, AT&T Canada's Vice-Chairman and CEO, said that, "Canada should be proactive, not protective, in its approach to foreign investment in the telecom sector. Rather than asking whether CHANGES to the current restrictions are justified, the proper question for the inquiry is:
Can the RESTRICTIONS THEMSELVES be justified? In the context of competitive providers of telecommunications services, the answer clearly is "No."

"Canada has one of the most restrictive foreign investment policy regimes in the world when it comes to telecommunications. This has had a disproportionately negative impact on new entrants, thereby limiting their ability to compete with the former monopolies and to invest the capital necessary to provide innovation, choice and competitive services for Canadian businesses and individual consumers. It has also placed Canada at a competitive disadvantage relative to its major trading partners. Almost every other OECD country has liberalized its foreign investment restrictions in the telecommunications sector. There is simply no reason why we cannot and should not follow suit. In the 21st century, Canada's economic sovereignty and interest lies in creating intellectual capital as a means of extending our economic influence beyond our borders, rather than creating barriers to investment in the communications network that will be the platform for that creative effort.

"The removal of these restrictions will improve the ability of telecom companies, and new entrants in particular, to access sources of investment capital they simply cannot obtain under the current regime. This will generate economic activity and advance the government's stated goals of growth, investment and innovation. The ultimate winner will be Canadians and the Canadian economy through the encouragement of a greater choice of suppliers, more innovative products and services, and competitive prices."

McLennan noted that telecommunications is one of the most capital-intensive of industries. The limited amount of capital available in Canada, and the current restrictions on the amount of equity that can be raised elsewhere, mean that competitive providers must rely largely upon foreign debt in order to start or to maintain their business. The resulting heavily leveraged balance sheets undermine the financial viability of those companies and threaten the existence of sustainable competition within the


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telecommunications sector. "How can it possibly be argued that it is in the
Canadian national interest to force competitive providers of telecommunications services, without whom telecommunications would revert to a monopoly, to be reliant on foreign debt?" McLennan asked.

McLennan added, "In order to have a world-class communications infrastructure in Canada we need a competitive industry. A competitive industry requires continued investment in networks, facilities, services and technologies. Canadian businesses know and understand the importance of capital, and specifically foreign capital, to the achievement of our national economic objectives. We are simply asking the government to foster the same welcoming investment climate for the telecommunications sector that has been provided to almost all other industries."

ABOUT THE COMPANY:
AT&T Canada is the country's largest national competitive broadband business services provider and competitive local exchange carrier, and a leader in Internet and E-Business Solutions. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class data, Internet, web hosting and e-business enabling capabilities, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Visit AT&T Canada's web site, www.attcanada.com for more information about the Company.
-----------------

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                      -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                           INVESTORS AND ANALYSTS:
May Chiarot                                      Brock Robertson
(416) 345-2342                                   (416) 345-3125
may.chiarot@attcanada.com                        brock.robertson@attcanada.com

                                                 Dan Coombes
                                                 (416) 345-2326
                                                 dan.coombes@attcanada.com